UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 4)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Global Defense & National Security Systems, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

             37953N108

(CUSIP Number)

Global Defense & National Security Systems, Inc.

11921 Freedom Drive, Suite 550

Two Fountain Square

Reston, Virginia 20190

(202) 800-4333

With a Copy to :

Lawrence T. Yanowitch, Esq.

Lawrence R. Bard, Esq.

Morrison & Foerster, LLP

1650 Tysons Boulevard, Suite 400

McLean, Virginia

(703) 760-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Global Defense & National Security Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 2,724,725 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,724,725 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,724,725 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37953N108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew Damian Perl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES	7	SOLE VOTING POWER 0 shares
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 2,724,725 shares
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,724,725 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,724,725 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.3% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Based on 9,624,725 shares of the Issuer’s common stock outstanding.

(2) Does not include any shares of the Issuer’s common stock that may be issuable on conversion of the convertible promissory notes dated May 14, 2014, May 12, 2015, and October 8, 2015, issued to the Sponsor, which may be converted, at the election of the Sponsor, following the consummation of the Issuer’s initial Business Combination (as defined in the Issuer’s Amended and Restated Certificate of Incorporation) at a rate equal to the greater of $10.00 per share and the 30-day trailing average of the closing price per share.

SCHEDULE 13D

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 9, 2013 (the “Original Schedule 13D”) relating to the common stock, par value $0.0001 per share (the “Shares”), of Global Defense & National Security Systems, Inc. (the “Company”).

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No.4, by adding the following at the end of the paragraph entitled “Convertible Promissory Note”:

On October 8, 2015, the Company and its Sponsor entered into a convertible promissory note, pursuant to which the Sponsor has lent the Company an additional $1,250,000. The convertible note is due on the earlier of (1) October 24, 2015, and (2) immediately following the consummation of the Company’s initial Business Combination (as defined in the Company’s Amended and Restated Certificate of Incorporation). At the Sponsor’s election, upon the consummation of an initial Business Combination, the note will convert into Common Stock at the greater of (1) $10.00 per share, and (2) the 30-day trailing average of the closing price per share.

Backstop Purchase

On October 9, 2015, the Company entered into a Backstop Common Stock Purchase Agreement (the “Stock Purchase Agreement”) with its Sponsor. The Stock Purchase Agreement grants the Sponsor the right to purchase up to 471,254 shares of Common Stock at a price of $10.61 per share (the “Backstop Purchase”). The Purchase Right can be exercised only in the event, and to the extent, that the Company will not meet the Threshold Cash Amount. The term “Threshold Cash Amount” means $20,000,000 in cash available to the Company from (1) the Company’s trust account (as defined in the Company’s Amended and Restated Certificate of Incorporation) at the closing of the business combination between the Company and STG Group, Inc. following the payment in full to the Company’s stockholders who have requested to be redeemed in connection with the closing of the business combination, and (2) the payment of any aggregate purchase price for the Backstop Purchase.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended, with effect from the date of the event giving rise to this Amendment No. 4, by adding the following at the end of the paragraph entitled “Convertible Promissory Note”:

On October 8, 2015, the Company and its Sponsor entered into a convertible promissory note, pursuant to which the Sponsor has lent the Company an additional $1,250,000. The convertible note is due on the earlier of (1) October 24, 2015, and (2) immediately following the consummation of the Company’s initial Business Combination (as defined in the Company’s Amended and Restated Certificate of Incorporation). At the Sponsor’s election, upon the consummation of an initial Business Combination, the note will convert into Common Stock at the greater of (1) $10.00 per share, and (2) the 30-day trailing average of the closing price per share.

Backstop Purchase

On October 9, 2015, the Company entered into a Backstop Common Stock Purchase Agreement (the “Stock Purchase Agreement”) with its Sponsor. The Stock Purchase Agreement grants the Sponsor the right to purchase up to 471,254 shares of Common Stock at a price of $10.61 per share (the “Backstop Purchase”). The Purchase Right can be exercised only in the event, and to the extent, that the Company will not meet the Threshold Cash Amount. The term “Threshold Cash Amount” means $20,000,000 in cash available to the Company from (1) the Company’s trust account (as defined in the Company’s Amended and Restated Certificate of Incorporation) at the closing of the business combination between the Company and STG Group, Inc. following the payment in full to the Company’s stockholders who have requested to be redeemed in connection with the closing of the business combination, and (2) the payment of any aggregate purchase price for the Backstop Purchase.

Item 7. Materials to Be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.	Loan Agreement between Blue Marlin and the Sponsor (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

2.	Amended and Restated Subscription Agreement, dated July 19, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 2, 2013).*

3.	Private Placement Purchase Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

4.	Form of Letter Agreement from each of the Issuer’s officers, directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 22, 2013). *

5.	Stock Escrow Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

6.	Registration Rights Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

7.	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

8.

Form of Convertible Promissory Note, dated May 14, 2014, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 19, 2014).*

9.	Form of Convertible Promissory Note, dated May 12, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 14, 2015).*

10.

Amended and Restated Limited Liability Company Agreement of Global Defense & National Security Holdings, LLC, dated June 1, 2015 (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed by Issuer with the Commission on June 2, 2015).*

11.	Form of Convertible Promissory Note, dated October 8, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on October 9, 2015).*

12.	Backstop Common Stock Purchase Agreement, dated October 9, 2015, by and between the Issuer and the Sponsor.

*Previously filed

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 13, 2015

By:	/s/ Damian Perl
Damian Perl

GLOBAL DEFENSE & NATIONAL SECURITY HOLDINGS LLC

By:	Black Marlin Ltd, its Manager

By:	/s/ Damian Perl
Name: Damian Perl
Title: Manager

Exhibit Index

Exhibit No.	Description of Exhibit

1.	Loan Agreement between Blue Marlin and the Sponsor (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

2.	Amended and Restated Subscription Agreement, dated July 19, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 2, 2013).*

3.	Private Placement Purchase Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

4.	Form of Letter Agreement from each of the Issuer’s officers, directors and the Sponsor (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-1 (File No. 333-191195) filed by the Issuer with the Commission on October 22, 2013). *

5.	Stock Escrow Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

6.	Registration Rights Agreement, dated October 23, 2013, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.3 to the Form 8-K filed by the Issuer with the Commission on November 4, 2013).*

7.	Agreement regarding filing of joint Schedule 13D (incorporated by reference to Exhibit 7 to the Schedule 13D filed by Issuer with the Commission on November 8, 2013).*

8.	Form of Convertible Promissory Note, dated May 14, 2014, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 19, 2014).*

9.	Form of Convertible Promissory Note, dated May 12, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on May 14, 2015).*

10.

Amended and Restated Limited Liability Company Agreement of Global Defense & National Security Holdings, LLC, dated June 1, 2015 (incorporated by reference to Exhibit 10 to the Schedule 13D/A filed by Issuer with the Commission on June 2, 2015).*

11.	Form of Convertible Promissory Note, dated October 8, 2015, issued by the Issuer to the Sponsor (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by Issuer with the Commission on October 9, 2015).*

12.	Backstop Common Stock Purchase Agreement, dated October 9, 2015, by and between the Issuer and the Sponsor.

*Previously filed